Shengfeng Development Limited

February 17, 2023

Via EDGAR

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Amendment No. 3 to Registration Statement on Form F-1 Filed January 26, 2023 File No. 333-267367

Dear Ms. Barberena-Meissner:

This letter is in response to the comments provided telephonically on February 7, 2023 and the letter dated February 7, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to Registration Statement on Form F-1 is being submitted confidentially to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1

Exhibits

1. We refer to Exhibit 23.1. Please have your auditor revise the consent to reflect a more recent date than January 25, 2022.

Response: In response to the Staff’s comment, our auditor revised the consent to reflect a more recent date than January 25, 2022.

2. Refile your legal and tax opinion to reflect the reduced offering size.

Response: In response to the Staff’s comment, we refiled Exhibit 5.1, Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered, and Exhibit 8.1, Opinion of Ogier regarding certain Cayman Islands tax matters, with this amendment, to reflect the reduced offering size.

3. Please have FINRA confirm and provide an updated no objection letter.

Response: We respectfully advise the Staff that, Ellenoff Grossman & Schole LLP, the counsel of the underwriter, Univest Securities, LLC (the “Underwriter”), has confirmed that FINRA has been made aware of the changes to the offering size and Underwriter’s compensation. The compensation was adjusted in the most recent amendment pursuant to FINRA’s comments and in support of the previously issued no objection letter. We are advised by the Underwriter that FINRA has determined not to re-issue a no objection letter.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC